Exhibit 99.1

BW LPG Limited – Notice of Annual General Meeting 2025

Singapore, 15 April 2025

Notice is hereby given that the 2025 Annual General Meeting of BW LPG Limited will be conducted as per the details below:

Date: Thursday, 15 May 2025
Location: 10 Pasir Panjang Road, Mapletree Business City #18-01, Singapore 117438
Time: 10:00am local time

Please see attached documents for the Notice of Annual General Meeting, Form of Proxy and Recommendation from the Nomination Committee.

For further information, please contact:

Samantha Xu
Chief Financial Officer
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at www.bwlpg.com

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.